7701 Independence Avenue
Kansas City, Missouri 64125

November 8, 2023
VIA EDGAR CORRESPONDENCE

Tony Watson
Adam Phippen
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Custom Truck One Source, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 14, 2023
File No. 001-38186

Dear Mr. Watson and Mr. Phippen:
This letter sets forth Custom Truck One Source, Inc.’ s (the “Company,” “we” or “our”) responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 25, 2023 with respect to the above referenced filing. The Staff’s comments are set forth in bold, followed by the Company’s response to each comment. Capitalized terms used herein that are not otherwise defined have the meanings ascribed to them in the above referenced filings.
Form 10-K for the Fiscal Year Ended December 31, 2022
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24
1.We note your disclosure of Ending OEC, Average OEC on rent and OEC on rent yield used as a basis for determining your financial loan covenants. Please tell us your consideration of identifying these amounts as non-GAAP measures since you exclude the effect of adjustments to rental equipment fleet acquired in business combinations in your computation of these measures. Also, tell us your consideration of making the disclosures in Question 102.09 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and Item 10(e)1(i) of Regulation S-K where you present these measures. This comment also applies to your earnings release filed on Forms 8-K.
The Company acknowledges the Staff’s comment. The Company advises the Staff that Ending OEC, Average OEC on rent and OEC on rent yield are operating measures, also referred to as “key performance indicators” or “KPIs,” and they are excluded from the definition of non-GAAP financial measures pursuant to Regulation S-K Item 10(e)(4). These KPIs are used by the Company to manage and evaluate aspects of its rental business and are commonly used in the equipment rental industry. These KPIs are necessary to provide investors with information for the evaluation of the Company’s performance. A discussion of the Company’s considerations that none of Ending OEC, Average OEC on rent and OEC on rent yield are non-GAAP measures is provided below:
Ending OEC — Original equipment cost (“OEC”) represents the original cost of a rental unit. The OEC of a rental unit is comprised of the original purchase cost of the underlying components (e.g. the chassis, the body, attachments) and labor and production overhead when the rental unit is produced by the Company. When a rental unit is purchased as a fully assembled item (referred to as a whole good) from a supplier, the OEC represents the purchase cost of that whole good. OEC is derived from the Company's rental unit management system and is not depreciated over time; rather, it is a static representation of the Company’s investment in the rental unit.

Securities and Exchange Commission
November 8, 2023

The Company utilizes OEC to monitor and track the level of dollar investment in its fleet of active, rentable equipment inventory and it is a widely used industry metric to compare fleet dollar value. A rate of return based on rental billings to customers is used by the Company to calculate the investment return of the rental fleet.
Accordingly, Ending OEC is not a measure derived from the Company’s financial statements and is not comparable to GAAP carrying value. Tracking OEC based on the Company’s active rental fleet, which generates rental billings to customers, provides the Company, its investors and analysts with a basis to measure the rental fleet’s ability to generate investment return. Accordingly, OEC is an operating measure and excluded from the definition of a non-GAAP financial measure.
Average OEC on rent — Average OEC on rent is calculated as the weighted-average OEC on rent during a stated period of time. The Company calculates this metric using OEC as described above (an operating measure) by the number of rentable days by month, by quarter and for year-to-date periods at the end of each fiscal month. The Company does not believe this metric is a non-GAAP financial measure because it is calculated using an operating measure (OEC) and time.
OEC on rent yield — OEC on rent yield (“ORY”) is a measure of return realized by our rental fleet during a period. ORY is calculated as billed rental price (which excludes amounts invoiced to customers for freight and ancillary fees) during the stated period divided by the Average OEC on rent for the same period. This operating measure provides a measurement of yield on the investment dollars comprising the active rental fleet (the OEC as described above) and is also commonly used in the equipment rental industry to evaluate pricing trends. The Company believes that this operating measure is excluded from the definition of a non-GAAP financial measure because the calculation of ORY is based on billed rental price, an operating measure, and Average OEC on rent.
Based on the foregoing considerations, the Company does not believe Regulation S-K Item 10(e)(1)(i) and Question 102.09 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“C&DI”) are applicable; instead, Ending OEC, Average OEC on rent and OEC on rent yield are “operating and other statistical measures” and ratios calculated thereof, and are excluded from the definition of non-GAAP financial measures pursuant to Regulation S-K Item 10(e)(4).
The Company further advises the Staff that, because Ending OEC is an operating measure and not part of the Company’s financial loan covenant package, reference to Ending OEC will be removed from the discussions of financial loan covenants in the Company’s future filings with the Commission and other investor communications.

Securities and Exchange Commission
November 8, 2023

Adjusted EBITDA, page 28
2.     We note your disclosure of Adjusted EBITDA used as a performance measure and to measure performance against your credit agreement. Please tell us how the non-cash purchase accounting and sales-type lease adjustments are not considered individually tailored in the context of a performance measure. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. To the extent they are considered individually tailored, please remove references to performance measures in future filings and frame the disclosure in the context of the credit agreement. Refer to Question 102.09 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Also, refer to response 2 in your letter dated October 25, 2021. In addition, please tell us your consideration of reconciling Adjusted EBITDA to net cash provided by operating activities, the most directly comparable liquidity financial measure presented in accordance with GAAP.
The Company acknowledges the Staff’s comment. The Company advises the Staff that it regularly assesses its use of Adjusted EBITDA and how it approaches adjustments to arrive at Adjusted EBITDA. Subsequent to providing response 2 in the Company's letter dated October 25, 2021, the Company continued to receive communications from investors and others that the Company’s presentation of Adjusted EBITDA provides useful information that allows them to better compare the Company's results with peer companies. Moreover, the Company has not received any feedback that questioned why it provides Adjusted EBITDA inclusive of the non-cash purchase accounting and sales-type lease accounting adjustments or that stated the information was not meaningful or necessary. In light of the continuing interest from investors and the investment community, the Company has continued to disclose Adjusted EBITDA including these adjustments. The Company's analysis and conclusions with respect to C&DI 100.04 are set forth below.
The Company uses Adjusted EBITDA as its primary measure for assessing operational performance and wishes to be transparent with the investment community and users of its financial statements regarding the operational measures it uses for the measurement of performance. Adjusted EBITDA is used in connection with making operating decisions, strategic planning, annual budgeting, evaluation of management performance and comparing operating results with historical periods and with industry peer companies. Investors and analysts have used Adjusted EBITDA in their financial models since the Company became public in fiscal 2019. In addition, the Company has provided guidance for the fiscal year ending December 31, 2023 in its prior earnings releases using this measure, and this measure is a key performance measure for the Company’s performance-based compensation and is disclosed annually in the Company’s proxy statement; as such, the Company believes Adjusted EBITDA and the adjustments related thereof should be made available to the users of its financial statements as part of its quarterly and annual results.
The Company does not believe its Adjusted EBITDA, as adjusted for non-cash purchase accounting and sales-type lease accounting is misleading under C&DI 100.04 and Rule 100(b) of Regulation G.
C&DI Question 100.04 states that “non-GAAP adjustments that have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP would be considered individually tailored and may cause the presentation of a non-GAAP measure to be misleading.” Regulation G states that a registrant should not publicly disclose a non-GAAP financial measure “that, taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading” (emphasizes added).
The Company believes that its disclosures and presentation of the adjustments for non-cash purchase accounting and sales-type lease accounting for Adjusted EBITDA are transparent and not misleading. Where Regulation S-K Item 10(e) is applicable, historical Adjusted EBITDA is always preceded by Net Income, to give equal or greater prominence to the most directly comparable GAAP measure, and in compliance with other applicable requirements of Item 10(e). The Company’s presentation of Adjusted EBITDA is also accompanied by separate disclosures that explain in detail the nature of each adjustment, including the adjustments for non-cash purchase accounting and sales-type lease accounting, and identify the amount of each adjustment in the reconciliation table.
The Company also believes the adjustments for non-cash purchase accounting and sales-type lease accounting for Adjusted EBITDA provide additional insights on its business operations that are helpful to investors for reasons as follows:
Non-Cash Purchase Accounting Adjustment — To measure the gross profit on the sale of a rental fleet unit, the sales price of a unit is measured against the carrying value of the unit, which is net of accumulated depreciation. This measurement of gross profit under GAAP includes the impact of prior step-ups to fair value from purchase accounting. The measurement of gross profit under the Adjusted EBITDA measure adjusts for the step-up, such that the sales price of a unit is measured against the pre-combination accounting carrying value of the unit, net of accumulated depreciation. Accordingly, the purchase accounting adjustment is adjusting for the incremental GAAP expense that results from the adjustment in fair value for sold rental assets over their carrying values that were recorded as part of historical business combinations.
The Company does not believe that adding back the effects of purchase accounting is considered an individually tailored accounting principle because the recognition and measurement principles used to calculate the adjustments are not inconsistent with GAAP. The Company believes the adjustment to exclude the incremental GAAP expense from purchase accounting is consistent with the definition of non-GAAP measures (i.e., exclusion of an amount included in the most directly comparable measure) since all of the individual amounts that are being added back are measured and recognized in accordance with GAAP.

Securities and Exchange Commission
November 8, 2023

Further, the Company believes that the purchase accounting adjustment is meaningful since it is non-cash (i.e., does not represent cash receipts or require cash spending), is not related to internal operations but instead, relates to the specific event of a business combination, and the adjustment is consistent with how management reviews the Company’s operating performance.
Sales-Type Lease Adjustment — To measure the Company’s performance of its rental business, the Adjusted EBITDA measure utilizes rental revenue, inclusive of freight and ancillary fees billed to customers, on active rental contracts. This measure excludes the impact of accounting for active rental contracts qualifying to be accounted for as a sales-type lease. Under GAAP, the accounting for a rental contract as a sales-type lease results in removing the associated rental asset from the balance sheet, replacing the billed rental revenue from the income statement with recognition of sales revenue and cost of equipment sales (equal to the carrying value of the rental unit, net of accumulated depreciation). However, in actuality, the rental contract remains in place and the Company continues to invoice the rental price to the customer monthly. In addition, the sales-type lease adjustment has no impact on the Company’s cash flow.
CD&I Question 100.04 indicates that non-GAAP adjustments that have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP, including an adjustment in a non-GAAP performance measure to accelerate revenue recognized ratably over time in accordance with GAAP as though revenue was earned when customers were billed, would be considered individually tailored and may cause the presentation of a non-GAAP measure to be misleading, in violation of Rule 100(b) of Regulation G.
As discussed below, the Company does not believe the adjustment of equipment sales revenue for rental billings, which more closely measures rental payments received from customers, is an individually tailored accounting principle that causes the presentation of a non-GAAP measure to be misleading and violates Rule 100(b) of Regulation G.
The Company’s rental business generates its revenue by charging customers for their right to use the Company’s asset by way of time-based rental contracts. However, distinguishing a sales-type lease from an operating lease in the Company's portfolio of rental contracts involves assessing whether a customer’s exercise of their purchase option meets the reasonably certain criteria of ASC 842. This assessment involves judgments about whether there exists a compelling economic reason for an exercise on the part of the customer, considering factors related to the rental contract itself, the underlying asset, specifics about the customer’s financial situation and market conditions related to rentals of similar classes of assets.
From a non-financial, operational perspective, there is no difference in the services the Company is providing for its time-based rentals under a lease accounted for as an operating lease or a sales-type lease. In all rental contracts, the Company is providing the rental unit to a customer and at the end of the rental period, the rental unit is returned to the Company for redeployment, except when the customer purchases the rental unit. As a result, from the perspective of the Company’s management and its investors, no distinction is made between a time-based rental contract accounted for as an operating lease or a sales-type lease for the entire duration of the lease.
Under GAAP, sales-type leases have an accelerated revenue recognition profile compared to operating leases where revenue is recognized evenly over the duration of the rental contracts. Revenue recognition under sales-type leases also stand in contrast to the cash payment profile of such contracts, which is typically received evenly over the duration of the rental contracts. The adjustment of equipment sales revenue under sales-type leases assists to reconcile the GAAP results to the period of service delivery and the cash receipt timing. The adjustment also increases the comparability of the Company’s results across its entire portfolio of rental contracts, whereas without this adjustment, only a portion of the payments received under time-based rental contracts are reflected as rental revenue because of sales-type lease accounting under GAAP.
With regard to the Staff’s comment on whether Adjusted EBITDA should be reconciled to net cash provided by operating activities, the Company respectfully advises the Staff that the Company uses Adjusted EBITDA as a performance measure for reasons discussed above and does not consider Adjusted EBITDA as a liquidity measure.
The Company advises the Staff that, to provide further clarification, in future SEC filings and investor communications, the Company will no longer refer to Net Leverage Ratio, which is net debt divided by Adjusted EBITDA, as a liquidity measure. Instead, the Company will refer to Net Leverage Ratio as an important measure to evaluate the Company’s debt levels and progress toward leverage targets (emphasis added), which is consistent with the manner the Company’s lenders and management use this measure.
Consolidated Statements of Stockholders' Equity (Deficit), page 49
3.     Please tell us your consideration of including an additional line item in your statement of stockholders' equity for the year ended December 31, 2021 related to the common stock issued for cash.
In response to the Staff's request, the Company considered the disclosure requirements of Rule 3-04 of Regulation S-X and ASC 505-10-S99 in the preparation of its financial statements. The presentation of “Shares issued in business combination” in the statement of stockholders’ equity represents the impact on equity of the acquisition of Custom Truck One Source, L.P., which is described in Note 3: Business Combination to the consolidated financial statements included in the Company’s annual report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”). Note 3 provides the analysis of the change in stockholders’ equity, which details the number and amount of shares of common stock issued for cash. Based on the sufficiency of these disclosures, the Company believes the reporting of the issuance of the Company’s common stock in a single line item in the statement of stockholders’ equity to be appropriate.

Securities and Exchange Commission
November 8, 2023

Note 9: Long-Term Debt, page 66
4.    We note your ABL Facility and your 2029 Secured Notes contain restrictive covenants that limit your ability to pay dividends and make other distributions. Please tell us your consideration of the disclosures in Rule 4-08(e)(3) of Regulation S-X.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered the guidance in Rule 4-08(e)(3) of Regulation S-X, which requires disclosures related to dividend restrictions if material. In its consideration, the Company evaluated the covenants in its ABL Credit Agreement and the indenture governing the 2029 Secured Notes (the “2029 Indenture”) that restrict its subsidiaries’ ability to make certain restricted payments, including dividends and distributions. The restrictions are based upon a combination of fixed amounts, percentages of Adjusted EBITDA or multiple pro forma measures depending on the purpose of any such dividends that NESCO Holdings II, Inc. (a wholly owned subsidiary of the Company and the issuer of the debt) and its restricted subsidiaries are permitted to make, as summarized below.
•Dividends for the repurchase of equity, under the ABL Facility are limited to the greater of $40.0 million and 12% of trailing twelve month (“TTM”) Adjusted EBITDA with unused amounts in any calendar year permitted to be carried over in the succeeding two-year period, and under the 2029 Indenture, are limited to the greater of $40.0 million and 12% of Adjusted EBITDA for the most recently ended four full fiscal quarters.
•Dividends for the purchase of minority equity interest under the ABL Facility are limited to the greater of $20.0 million and 6% of TTM Adjusted EBITDA.
•A “general” dividend basket, under the ABL Facility is limited to the greater of $150.0 million and 45% of TTM Adjusted EBITDA, and under the 2029 Indenture, is limited to the greater of $180.0 million and 55% of Adjusted EBITDA for the most recently ended four full fiscal quarters.
•Unlimited dividends under the ABL Facility may be permitted so long as, on a pro forma basis, “distribution conditions” (as defined in the ABL Credit Agreement governing the ABL Facility) are satisfied.
◦The distribution conditions require that (i) specified excess availability on a pro forma basis immediately after giving effect to the dividend would be at least the greater of (x) 15.0% of the maximum revolver amount and (y) $90.0 million, (ii) over the 30 consecutive days prior to the dividend, the specified excess availability averaged no less than the greater of (x) 15.0% of the maximum revolver amount and (y) $90.0 million, on a pro forma basis and (iii) in the event that (A) specified excess availability on a pro forma basis immediately after giving effect to the dividend is less than 25% of the revolving commitments or (B) over the 30 consecutive days prior to the dividend, specified excess availability averaged less than 25% of the revolving commitments on a pro forma basis as a result of the dividend, the fixed charge coverage ratio would be at least 1.00 to 1.00 on a pro forma basis. As of December 31, 2022, the Company's specified availability exceeded these distribution conditions and, as a result, the Company determined there were no restrictions on distribution.
•Unlimited dividends, under 2029 Indenture, may be made so long as after giving effect to making the dividends, the consolidated total debt ratio would be no greater than 5.00 to 1.00 on a pro forma basis. As of December 31, 2022, the Company's consolidated total debt ratio was not greater than 5.00 to 1.00 and, as a result, the Company determined there were no restrictions on distribution.
In consideration of the provisions in our debt agreements summarized above, the Company believes its statement in Note 9: Long-Term Debt to the Company’s consolidated financial statements included in the 2022 Form 10-K, regarding restrictions by the ABL Credit Agreement and the 2029 Indenture on NESCO Holdings II, Inc. and its restricted subsidiaries’ ability to “pay dividends, redeem stock, or make other distributions” provides the required disclosure as called for by Rule 4-08(e)(3). The Company advises the Staff that it has presented Condensed Parent Company Financial Statements in the financial schedule in Part IV, Item 15(a), to its 2022 Form 10-K, in satisfaction of Rule 5-04 of Regulation S-X to provide transparency in light of the restrictive provisions summarized above. Further, the Company respectfully advises the Staff that, to provide additional transparency, it will provide expanded disclosures about these restrictions in the notes to its consolidated financial statements in future filings where appropriate. The following (in italics and underlined) is an example of the Company’s intended disclosure based on the illustrative revision of the actual disclosure in Note 9: Long-Term Debt to the Company’s consolidated financial statements included in the 2022 Form 10-K:
ABL Facility
The ABL Facility contains customary negative covenants for transactions of this type, including covenants that, among other things, limit Buyer’s and its restricted subsidiaries’ ability to: incur additional indebtedness; pay dividends, redeem stock, or make other distributions; repurchase, prepay, or redeem subordinated indebtedness; make investments; create restrictions on the ability of Buyer’s restricted subsidiaries to pay dividends to Buyer; create liens; transfer or sell assets; consolidate, merge, sell, or otherwise dispose of all or substantially all of Buyer’s assets; enter into certain transactions with Buyer’s affiliates; and designate subsidiaries as unrestricted subsidiaries, in each case subject to certain exceptions, as well as a restrictive covenant applicable to each Specified Floor Plan Company (as defined in the ABL Credit Agreement) limiting its ability to own certain assets and engage in certain lines of business. The covenants governing the payment of dividends and making other distributions are based upon a combination of fixed amounts, percentages of Adjusted EBITDA or upon

Securities and Exchange Commission
November 8, 2023

multiple pro forma measures depending on the purpose of any such dividend payments or distributions the Buyer and its restricted subsidiaries are permitted to make.
2029 Secured Notes
Restrictive Covenants
The Indenture contains covenants that limit the Issuer’s (and certain of its subsidiaries’) ability to, among other things: (i) incur additional debt or issue certain preferred stock; (ii) pay dividends, redeem stock, or make other distributions; (iii) make other restricted payments or investments; (iv) create liens on assets; (v) transfer or sell assets; (vi) create restrictions on payment of dividends or other amounts by the Issuer to the Issuer’s restricted subsidiaries; (vii) engage in mergers or consolidations; (viii) engage in certain transactions with affiliates; or (ix) designate the Issuer’s subsidiaries as unrestricted subsidiaries. The covenants governing the payment of dividends and making other distributions are based upon a combination of fixed amounts, percentages of Adjusted EBITDA or upon multiple pro forma measures depending on the purpose of any such dividend payments or distributions the Issuer and its restricted subsidiaries are permitted to make.

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If you would like to discuss any of these items further or need additional information, please feel free to call me at (816) 627-2626.

Sincerely,

/s/ Christopher Eperjesy
Christopher Eperjesy Chief Financial Officer